2-28-02

02017371

926869

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register N° 0114

NOTICE OF REGULAR AND SPECIAL SHAREHOLDER´S MEETING

By resolution of the Board of Directors of Empresa Nacional de Electricidad S.A. and in accordance with provisions of clauses 55, 56, 57, 58 and 59 of Law 18.046, and clauses 26,27,27 bis, 28, 29 and 30 of the Company's by-laws, we invite you to the Regular Shareholder´s Meeting to be held on April 11, 2002, at 10:00 a.m. at Centro de Convenciones Casapiedra, Avda. José María Escrivá de Balaguer 5.600, Comuna de Vitacura, Santiago, and to a Special Shareholder´s Meeting to be held the same day and place, immediately after the Regular Shareholder´s Meeting.

REGULAR SHAREHOLDER´S MEETING

The Regular Shareholder´s Meeting will have as its purpose to acknowledge and resolve the following matters:

1.- Approve the Annual Report, Balance Sheet, Financial Statements and Report of the Independent Auditors and Inspectors of Accounts, for the fiscal year ended on December 31, 2001;

2.- Distribution of Profits and dividends;

3.- Exhibition of the policy of dividends of the Company and information of the procedures for the distribution of the dividends;

4.- Investment and financial policy proposed by the Board of Directors;

5.- Election of the Company's Board of Directors;

6.- Fixing of the Remuneration of the Board of Directors;

7.- Fixing of the Remuneration of the Committee of Directors and its budget;

8.- Report of the Committee of Directors;

9.- Appointment of External Auditors;

10.- Election of two Inspectors of Account and their alternates, and the fixing of their remuneration;

11.- Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in clause 44 of Law 18.046;

SPECIAL SHAREHOLDER´S MEETING

The Special Shareholder´s Meeting will have as its purpose to acknowledge and resolve the following matters:

1.- Amend clause 2 of the by-laws in order to substitute the expression "legal domicile" to the expression "special domicile";

2.- Amend clause 16 of the by-laws in the sense to add between the expressions "approved" and "for" the expression "previously";

3.- Adopt all the necessary resolutions to comply and duly carry out the statutory amendments indicated in the above numbers.

PARTICIPATION AT THE MEETINGS

The Shareholders listed in the Share Registry five business days prior to the Meetings to be held on April 11, 2002, shall have the right to take participate in the latter.

PROXIES

The verification of proxies will be carried out on April 8, 9 and 10, 2002 at the offices of Empresa Nacional de Electricidad S.A., at Santa Rosa Street 76, Santiago, from 9:00 a.m. to

12:30 p.m. and from 3:00 p.m. to 5:30 p.m., and on the date of the meetings from 9:00 a.m. to 10:00 a.m. at the place of the meetings.

In order to avoid crowds and delays, the beneficiaries of powers are strongly advised to register their powers during the first days of the checking period, at the times and places mentioned immediately above.

On the day of the meetings, powers will only be received until 10:00 a.m. Only those powers received by that time will qualify.

CHAIRMAN OF THE BOARD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: ______________________________

Mario Valcarce Durán

Chief Financial Officer

Date: February 27, 2002